Environmental Solutions Worldwide, Inc.
                               335 Connie Crescent
                            Concord, Ontario L4K 5R2



                                  May 12, 2006
Securities and Exchange Commission
Judiciary Plaza
100 F Street NE
Washington D.C. 20549

         Re: Environmental Solutions Worldwide, Inc. (the "Company") Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 filed May 5, 2006 at 10:25 a.m. E.D.T
              (File No. 333-129579) Application for Withdrawal

Dear Sir or Madam,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act") we hereby request that the Securities and Exchange Commission withdraw the Company's Pre-Effective Amendment No. 2 on Form SB-2 (File No. 333-129579) (the "Registration Statement") filed May 5, 2006. The Company hereby requests that the Registration Statement denoted by the pre-effective amendment header be withdrawn as same was erroneously filed by its financial printer. The Company had intended to file, and subsequently filed a post effective amendment to the Registration Statement with the proper "POS AM" header upon discovering the error.

Should you have any questions concerning the within please do not hesitate to contact the Company's legal counsel Joseph A. Baratta of Baratta & Goldstein with any questions concerning the foregoing at (212) 750-9700.

On behalf of the Company your anticipated assistance and cooperation with respect to this matter are greatly appreciated.


                              Very truly yours,
                              Environmental Solutions Worldwide


                              /s/ Joey Schwartz
                              --------------------------------------------
                              Joey Schwartz
                              Chief Financial Officer